Mail Stop 3561

July 29, 2008

Mr. Victor Vial, Chief Financial Officer
COPA HOLDINGS, S.A.
Avenida Principal y Avenida de la Rotonda,
Urbanizacion Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Supplemental response letter dated July 25, 2008 regarding the Form 20-F**
> **for the year ended December 31, 2007**
> **File No. 1-32696**

Dear Mr. Vial:

We have reviewed your supplemental response letter to us dated July 25, 2008 in response to our letter of comment dated July 11, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 20-F (Fiscal Year Ended December 31, 2007)

Operating and Financial Review and Prospects

Operating Results, page 43

1.   We have reviewed your response to our prior comment 6. We believe that a discussion of the significance of fuel surcharges is necessary to the extent it (analyzed together with fare increases) has a material impact on your revenues during any of the periods presented, and that such aggregated amount should be disclosed. Further, as fuel is your single largest operating expense, we also believe that you should disclose the amount or percentage that represents fuel surcharges to the extent it represents a significant portion of the revenue increase. You may balance this discussion with your response that the impact of fuel surcharges on revenue is not indicative of the amount of fuel costs that are passed on to your passengers, and explain how an investor should view the impact to your results of operations of fuel surcharges that have the potential to become material with higher fuel costs. Please provide discussion in MD&A – Results of Operations and in your financial statement footnotes in future filings.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief